UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES ACT OF 1934

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

[  ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number:  1-2191

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN SHOE COMPANY, INC.

401(k) SAVINGS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN SHOE COMPANY, INC.

8300 Maryland Avenue

St. Louis, Missouri 63105

Brown Shoe Company, Inc. 401(k) Savings Plan

Financial Statements and Schedules

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Brown Shoe Company, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Brown Shoe Company 401(k) Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2013, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri

June 12, 2014

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2013			December 31, 2012
	Non			Non
	Participant -	Participant -		Participant -	Participant -
	Directed	Directed	Total	Directed	Directed	Total

Assets:
Cash	$–	$–	$–	$14	$–	$14
Investments - at fair value (Notes 3 and 4):
Mutual funds	–	133,735,214	133,735,214	–	111,296,958	111,296,958
Brown Shoe Company, Inc. Stock Fund	64,671,897	–	64,671,897	46,790,516	–	46,790,516
Total investments	64,671,897	133,735,214	198,407,111	46,790,516	111,296,958	158,087,474

Notes receivable from participants	–	3,536,295	3,536,295	–	3,506,378	3,506,378
Total assets	64,671,897	137,271,509	201,943,406	46,790,530	114,803,336	161,593,866

Liabilities:
Excess contributions payable	–	533,951	533,951	–	370,564	370,564
Total liabilities	–	533,951	533,951	–	370,564	370,564

Net assets available for benefits	$64,671,897	$136,737,558	$201,409,455	$46,790,530	$114,432,772	$161,223,302

See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	December 31, 2013			December 31, 2012
	Non			Non
	Participant -	Participant -		Participant -	Participant -
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets attributed to:
Contributions
Employer contributions	$3,757,450	$–	$3,757,450	$3,654,209	$–	$3,654,209
Employee contributions	–	8,547,354	8,547,354	–	8,510,888	8,510,888
Rollovers	–	363,652	363,652	–	401,213	401,213
Total contributions	3,757,450	8,911,006	12,668,456	3,654,209	8,912,101	12,566,310

Interest income on notes receivable from participants	–	147,117	147,117	–	151,761	151,761
Investment income	487,401	1,419,424	1,906,825	898,058	1,477,901	2,375,959
Net realized and unrealized gain on investments	22,305,957	24,254,604	46,560,561	24,140,369	13,260,076	37,400,445
Total additions	26,550,808	34,732,151	61,282,959	28,692,636	23,801,839	52,494,475

Deductions from net assets attributed to:
Withdrawals	4,008,667	17,088,139	21,096,806	4,065,545	22,228,433	26,293,978
Participant transfers out of/(in to) fund	4,660,774	(4,660,774)	–	3,101,359	(3,101,359)	–
Total deductions	8,669,441	12,427,365	21,096,806	7,166,904	19,127,074	26,293,978

Net increase	17,881,367	22,304,786	40,186,153	21,525,732	4,674,765	26,200,497
Net assets available for benefits at beginning of year	46,790,530	114,432,772	161,223,302	25,264,798	109,758,007	135,022,805
Net assets available for benefits at end of year	$64,671,897	$136,737,558	$201,409,455	$46,790,530	$114,432,772	$161,223,302

See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2013

1.  Description of the Plan

The following description of the Brown Shoe Company, Inc. 401(k) Savings Plan (the “Plan”) provides only general information about the Plan’s provisions. Brown Shoe Company, Inc. (the “Company”) is the plan sponsor. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory 401(k) savings plan that covers eligible salaried and hourly employees of the Company and affiliates who are age 21 or older. Salaried and hourly employees are eligible to participate in the Plan beginning the first day of the first payroll period following the later of the date the employee attains age 21 and their first date of employment, or at the earliest administratively feasible date, if later, after eligibility requirements are met. Employees projected to earn compensation equal to or in excess of $90,000 (indexed according to IRS Code Section 414(q)) for the first 12-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment if they have then completed at least 1,000 hours of employment. If, however, the employee was a former participant of the Plan who is re‑employed, they are eligible to become a participant in the Plan on the date of re‑employment. The Administration Committee is responsible for the general administration of the Plan. Wells Fargo is the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Participants are allowed to contribute from two percent to 30 percent of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may allocate their eligible contributions and account balances among any of the investment fund choices offered by the Plan, other than the Brown Shoe Company, Inc. Stock Fund, in one percent increments.

The Company contributes 75 percent of the first two percent and 50 percent of the next four percent of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company’s common stock within the Brown Shoe Company, Inc. Stock Fund.

Contributions of participants and matching Company contributions are remitted by the Company to the trustee on a biweekly basis. Contributions are subject to applicable limitations. Additional amounts may be contributed at the discretion of the Company’s Board of Directors.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s contribution and (2) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon occurs if: (1) the participant’s employment is terminated on account of their death, (2) the participant’s employment is terminated on account of their disability, (3) the participant completes at least three years of service with the Company, (4) the participant’s employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee.

Forfeitures

Forfeitures of non-vested Company matching contributions plus actual earnings thereon are used to reduce future Company contributions. As of December 31, 2013 and December 31, 2012, all current period forfeitures and a portion of accumulated forfeitures were utilized to reduce employer contributions. During the years ended December 31, 2013 and 2012, employer contributions were reduced by forfeitures of $140,002 and $258,187, respectively, which included account balances forfeited during the year.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment fund choices offered by the Plan, other than the Brown Shoe Company, Inc. Stock Fund, in one percent increments.

Notes Receivable from Participants

Participants may borrow from their fund accounts, excluding employer matching contributions held in the Brown Shoe Company, Inc. Stock Fund, a minimum of $1,000 up to a maximum of (1) $50,000, adjusted for loan activity in the prior twelve months, or (2) 50 percent of the participant’s account balance, whichever is less. Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with current lending rates and are fixed for the term of the loan. For loans initiated after April 1, 2007, the Plan charges a monthly fee per loan to the participant’s account for each month that a loan is outstanding. Principal, fees and interest are paid ratably through payroll deductions; however, the participant may prepay the entire amount of the loan in one lump sum at any time.

Participant Transfers

Participants may transfer their existing account balances, excluding the matching contribution amounts received, in one percent increments among investment fund choices offered by the Plan (other than the Brown Shoe Company, Inc. Stock Fund) daily. Participants who have completed at least three years of service may transfer their matching contribution amounts received in one percent increments out of and subsequently back into the Brown Shoe Company, Inc. Stock Fund and into any other investment fund choices offered by the Plan daily. Participant transfers between participant directed investments and non-participant directed investments totaled $4,660,774 and $3,101,359 in 2013 and 2012, respectively.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Payment of Benefits

Hardship

Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship as defined by the Plan that cannot otherwise be relieved. The minimum hardship withdrawal a participant may make is $1,000.

Termination of Service

Upon termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of all amounts credited to the participant’s accounts. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her accounts as a lump-sum distribution. Certain participants who were included by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account.

Retirement

The participant must begin to receive their benefits from the Plan no later than the April 1 following the calendar year in which they reach age 70 and a half or the date they terminate employment, whichever occurs later. If the participant is a five percent or greater shareholder of the Company, they must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 and a half.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Expenses

All expenses incurred in connection with the operation of the Plan are paid by the Plan’s sponsor with the exception of certain investment-related expenses, which are netted against investment earnings.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability. The Plan distributed the 2013 excess contributions to the applicable participants prior to March 15, 2014.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.

Related fees are recorded as administrative expenses and are expensed when they are incurred.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

3.  Investments

During 2013 and 2012, the Plan’s investments, including investments purchased, sold, as well as held during the year, appreciated in fair value by $46,560,561 and $37,400,445, respectively.

	Net
	Appreciation
	(Depreciation)
	In Fair Value	Fair Value at
	During Year	End of Year
Year ended December 31, 2013
American Funds EuroPacific Growth Fund Class R4	$2,073,431	$12,741,115
American Funds Growth Fund of America Class R4	3,792,808	14,660,006
Brown Shoe Company, Inc. Stock Fund	22,305,957	64,671,897
DFA Emerging Markets Value Fund Class I	(68,736)	1,012,929
Dodge & Cox Stock Fund	7,892,035	27,801,039
PIMCO Total Return Admin Fund	(609,041)	13,192,792
Vanguard Institutional Index Fund	4,853,955	21,343,710
Vanguard Prime Money Market Fund	8,374	15,393,543
William Blair Small Cap Growth Fund Class I	3,801,891	10,745,494
Oakmark Equity & Income I	1,742,516	9,026,789
Vanguard Target Retirement Income	16,190	430,893
Vanguard Target Retirement 2015	107,648	1,531,555
Vanguard Target Retirement 2020	116,490	1,340,688
Vanguard Target Retirement 2025	77,905	1,113,654
Vanguard Target Retirement 2030	118,328	964,760
Vanguard Target Retirement 2035	86,633	613,987
Vanguard Target Retirement 2040	83,050	523,562
Vanguard Target Retirement 2045	58,483	455,791
Vanguard Target Retirement 2050	61,653	429,619
Vanguard Target Retirement 2055	40,991	413,288
	$46,560,561	$198,407,111

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

	Net
	Appreciation
	(Depreciation)
	In Fair Value	Fair Value at
	During Year	End of Year
Year ended December 31, 2012
American Funds EuroPacific Growth Fund Class R4	$1,788,122	$10,996,573
American Funds Growth Fund of America Class R4	2,064,526	11,629,528
Brown Shoe Company, Inc. Stock Fund	24,140,369	46,790,516
DFA Emerging Markets Value Fund Class I	146,093	1,107,222
Dodge & Cox Stock Fund	3,913,847	21,309,142
PIMCO Total Return Admin Fund	1,291,525	15,859,362
Vanguard Institutional Index Fund	2,051,915	16,541,878
Vanguard Prime Money Market Fund	19,628	15,290,399
Wells Fargo Stable Return Fund N60	27,147	–
William Blair Small Cap Growth Fund Class I	1,188,229	7,498,145
Oakmark Equity & Income I	609,484	7,491,150
Vanguard Target Retirement Income	2,556	335,539
Vanguard Target Retirement 2015	(1,504)	582,121
Vanguard Target Retirement 2020	22,750	462,262
Vanguard Target Retirement 2025	27,349	518,556
Vanguard Target Retirement 2030	35,728	536,717
Vanguard Target Retirement 2035	18,583	378,271
Vanguard Target Retirement 2040	16,442	262,808
Vanguard Target Retirement 2045	16,448	202,350
Vanguard Target Retirement 2050	13,081	169,155
Vanguard Target Retirement 2055	8,127	125,780
	$37,400,445	$158,087,474

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

The fair value of individual investments that represent five percent or more of the Plan’s net assets available for benefits is as follows:

	December 31,
	2013	2012

American Funds EuroPacific Growth Fund Class R4	$12,741,115	$10,996,573
American Funds Growth Fund of America Class R4	14,660,006	11,629,528
Brown Shoe Company, Inc. Stock Fund*
(2013 - 818,564 units, 2012 - 900,244 units)	64,671,897	46,790,516
Dodge & Cox Stock Fund	27,801,039	21,309,142
PIMCO Total Return Admin Fund	13,192,792	15,859,362
Vanguard Institutional Index Fund	21,343,710	16,541,878
Vanguard Prime Money Market Fund	15,393,543	15,290,399
William Blair Small Cap Growth Fund Class I	10,745,494	7,498,145

*Non-participant-directed

The total non-participant-directed investment consists of the following:

	December 31,
	2013	2012

Brown Shoe Company, Inc. Stock Fund	$64,671,897	$46,790,516

Non-participant-directed income includes $487,401 and $898,058 of dividends received by the Plan on Company stock for the years ended December 31, 2013 and 2012, respectively.

4.  Fair Value Measurements

FASB guidance on fair value measurements and disclosures specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s own assumptions of market participant valuation (“unobservable inputs”). In accordance with the fair value guidance, the hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 –Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 –Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Level 3 –Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In determining fair value, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value. Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds

The Plan’s investments are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency. There are currently no redemption restrictions on these investments. These invested funds consist of American Funds EuroPacific Growth Fund Class R4, American Funds Growth Fund of America Class R4, DFA Emerging Markets Value Fund Class I, Dodge & Cox Stock Fund, PIMCO Total Return Admin Fund, Vanguard Institutional Index Fund, Vanguard Prime Money Market Fund, William Blair Small Cap Growth Fund Class I, Oakmark Equity & Income I, Vanguard Target Retirement Income and Vanguard Target Retirement 2015 – 2055. The goal of these investment funds includes growth and preservation of capital.

Common Stock Fund

The Brown Shoe Company, Inc. Stock Fund is a unitized fund that invests in the Company’s common stock, which is classified within Level 1 of the fair value hierarchy because the fair value is based on the closing price on the New York Stock Exchange on the last business day of the year. A portion of the fund may also be invested in the Vanguard Prime Money Market Fund to accommodate daily transactions, which is classified within Level 1 as of December 31, 2013 and 2012.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

The fair values of the Plan’s investments by asset class are as follows:

		Fair Value Measurements
December 31, 2013	Total	Level 1	Level 2	Level 3
Investments:
Mutual Funds:
American Funds EuroPacific Growth Fund Class R4	$12,741,115	$12,741,115	$–	$–
American Funds Growth Fund of America Class R4	14,660,006	14,660,006	–	–
DFA Emerging Markets Value Fund Class I	1,012,929	1,012,929	–	–
Dodge & Cox Stock Fund	27,801,039	27,801,039	–	–
PIMCO Total Return Admin Fund	13,192,792	13,192,792	–	–
Vanguard Institutional Index Fund	21,343,710	21,343,710	–	–
Vanguard Prime Money Market Fund	15,393,543	15,393,543	–	–
William Blair Small Cap Growth Fund Class I	10,745,494	10,745,494	–	–
Oakmark Equity & Income I	9,026,789	9,026,789	–	–
Vanguard Target Retirement Income	430,893	430,893	–	–
Vanguard Target Retirement 2015	1,531,555	1,531,555	–	–
Vanguard Target Retirement 2020	1,340,688	1,340,688	–	–
Vanguard Target Retirement 2025	1,113,654	1,113,654	–	–
Vanguard Target Retirement 2030	964,760	964,760	–	–
Vanguard Target Retirement 2035	613,987	613,987	–	–
Vanguard Target Retirement 2040	523,562	523,562	–	–
Vanguard Target Retirement 2045	455,791	455,791	–	–
Vanguard Target Retirement 2050	429,619	429,619	–	–
Vanguard Target Retirement 2055	413,288	413,288	–	–
Total mutual funds	133,735,214	133,735,214	–	–
Brown Shoe Company, Inc. Stock Fund	64,671,897	64,671,897	–	–
Total investments	$198,407,111	$198,407,111	$–	$–

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

		Fair Value Measurements
December 31, 2012	Total	Level 1	Level 2	Level 3
Investments:
Mutual Funds:
American Funds Euro Pacific Growth Fund Class R4	$10,996,573	$10,996,573	$–	$–
American Funds Growth Fund of America Class R4	11,629,528	11,629,528	–	–
DFA Emerging Markets Value Fund Class I	1,107,222	1,107,222	–	–
Dodge & Cox Stock Fund	21,309,142	21,309,142	–	–
PIMCO Total Return Admin Fund	15,859,362	15,859,362	–	–
Vanguard Institutional Index Fund	16,541,878	16,541,878	–	–
Vanguard Prime Money Market Fund	15,290,399	15,290,399	–	–
William Blair Small Cap Growth Fund Class I	7,498,145	7,498,145	–	–
Oakmark Equity & Income I	7,491,150	7,491,150	–	–
Vanguard Target Retirement Income	335,539	335,539	–	–
Vanguard Target Retirement 2015	582,121	582,121	–	–
Vanguard Target Retirement 2020	462,262	462,262	–	–
Vanguard Target Retirement 2025	518,556	518,556	–	–
Vanguard Target Retirement 2030	536,717	536,717	–	–
Vanguard Target Retirement 2035	378,271	378,271	–	–
Vanguard Target Retirement 2040	262,808	262,808	–	–
Vanguard Target Retirement 2045	202,350	202,350	–	–
Vanguard Target Retirement 2050	169,155	169,155	–	–
Vanguard Target Retirement 2055	125,780	125,780	–	–
Total mutual funds	111,296,958	111,296,958	–	–
Brown Shoe Company, Inc. Stock Fund	46,790,516	46,790,516	–
Total investments	$158,087,474	$158,087,474	$–	$–

For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2, or 3.

5.  Federal Income Taxes

The Plan has received a determination letter from the IRS dated March 1, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

6.  Related Party Transactions

The Plan investments are investment funds managed by Wells Fargo, the trustee of the Plan. The Plan also invests in the Company’s common stock fund. These transactions qualify as party-in-interest transactions. During the years ended December 31, 2013 and 2012, the Plan received $487,401 and $898,058, respectively, in investment income from the Company.

Supplemental Schedules

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 43-0197190          Plan Number: 006

December 31, 2013

No. of				Current
Shares/Units	Description		Cost**	Value
264,448	American Funds EuroPacific Growth Fund Class R4	$		$12,741,115

343,165	American Funds Growth Fund of America Class R4		–	14,660,006

818,564	Brown Shoe Company, Inc. Stock Fund*		36,924,016	64,671,897

36,687	DFA Emerging Markets Value Fund Class I		–	1,012,929

164,630	Dodge & Cox Stock Fund		–	27,801,039

1,234,125	PIMCO Total Return Admin Fund		–	13,192,792

126,085	Vanguard Institutional Index Fund		–	21,343,710

15,393,543	Vanguard Prime Money Market Fund		–	15,393,543

339,940	William Blair Small Cap Growth Fund Class I		–	10,745,494

276,471	Oakmark Equity & Income I		–	9,026,789

34,471	Vanguard Target Retirement Income		–	430,893

103,694	Vanguard Target Retirement 2015		–	1,531,555

49,454	Vanguard Target Retirement 2020		–	1,340,688

70,708	Vanguard Target Retirement 2025		–	1,113,654

34,904	Vanguard Target Retirement 2030		–	964,760

36,159	Vanguard Target Retirement 2035		–	613,987

18,487	Vanguard Target Retirement 2040		–	523,562

25,664	Vanguard Target Retirement 2045		–	455,791

15,240	Vanguard Target Retirement 2050		–	429,619

13,617	Vanguard Target Retirement 2055		–	413,288
				$198,407,111
	Loan Account
	***Participant loans, bearing interest at rates ranging from 4.25 percent to 10.50 percent with maturities through 2016			3,536,295

	Total investment (held at end of year)			$201,943,406

*Exempt party-in-interest to the plan

**Cost basis is not required for participant-directed investments.

***Party-in-interest

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

EIN 43-0197190  Plan 006

Year Ended December 31, 2013

					Current Value
Identity of		Aggregate	Aggregate		of Asset on
Party		Purchase	Selling	Cost of	Transaction	Net Gain
Involved	Description of Assets	Price	Price	Assets	Date	or (Loss)

Category (iii) – Series of transactions in excess of five percent of beginning net assets

Wells Fargo	Vanguard Prime Money Market Fund	$5,532,173	$–	$5,532,173	$5,532,173	$–
		–	5,429,018	5,429,018	5,429,018	–
Wells Fargo	Brown Shoe Company, Inc. Stock Fund	3,928,034	–	3,928,034	3,928,034	–
		–	6,372,071	8,327,154	6,372,071	(1,955,083)

There were no category (i), (ii), or (iv) reportable transactions during 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown Shoe Company, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

Date: June 12, 2014	/s/ Russell C. Hammer
Russell C. Hammer
Senior Vice President and
Chief Financial Officer of
Brown Shoe Company, Inc. and
Member of the Administration Committee
Under the Brown Shoe Company, Inc.
401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm